AIR INDUSTRIES GROUP

1460 Fifth Avenue

Bay Shore, New York 11706

December 19, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention: Patrick Fullem, Esq.

Re:	Air Industries Group.
Registration Statement on Form S-3
Filed December 13, 2024 File No. 333-283808

Dear Mr. Fullem:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Air Industries Group hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:15 p.m. ET on Thursday, December 19, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Luciano Melluzo
Luciano Melluzzo
President and Chief Executive Officer

cc: Vincent J. McGill -- Ellenoff Grossman & Schole LLP